UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA AUTOMOTIVE SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

16936R 10 5
(CUSIP Number)

Hanlin Chen Liping Xie Wiselink Holdings Limited No. 1 Henglong Road, Yu Qiao Development Zone Shashi District, Jing Zhou City Hubei Province The People’s Republic of China +86 716 412 7912
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed“ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act“) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Hanlin Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,322,547
	8.	SHARED VOTING POWER 4,526,467
	9.	SOLE DISPOSITIVE POWER 13,322,547
	10.	SHARED DISPOSITIVE POWER 4,526,467

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,849,014 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.41%(2)
14.	TYPE OF REPORTING PERSON IN

(1) 17,849,014 shares of Common Stock include: (i) 13,322,547 shares of Common Stock beneficially owned by Mr. Hanlin Chen; (ii) 1,502,925 shares of Common Stock beneficially owned by Ms. Liping Xie, Mr. Hanlin Chen’s wife; and (iii) 3,023,542 shares of Common Stock beneficially owned by Wiselink Holdings Limited, a company controlled by Mr. Hanlin Chen.

(2) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 10, 2017 (as reported by the Company in the Form 10-Q filed on August 10, 2017).

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CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Liping Xie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,502,925
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,502,925

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,502,925
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.75%(1)
14.	TYPE OF REPORTING PERSON IN

(1) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 10, 2017 (as reported by the Company in the Form 10-Q filed on August 10, 2017).

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CUSIP No.	16936R 10 5

1.	NAME OF REPORTING PERSON: Wiselink Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,023,542
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,023,542

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,023,542
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.55%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Percentage calculated based on 31,644,004 shares of Common Stock outstanding as of August 10, 2017 (as reported by the Company in the Form 10-Q filed on August 10, 2017).

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INTRODUCTORY NOTE

This amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed on May 9, 2015 (as previously amended by the Amendment No. 1 to the Schedule 13D filed on May 16, 2017 on behalf of the Reporting Persons with the United States Securities and Exchange Commission, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented by adding the following:

It is anticipated that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$75.18 million will be expended in acquiring 13,794,990 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity financing. The equity financing is expected be provided in the form of rollover of existing equity interest in the Company by the Reporting Persons and cash contributions from the Consortium (as defined in the item 4 below) and/or third party sponsors. Debt financing, if used, will be primarily provided by third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding the following:

Prior to the submission of the proposal by Mr. Hanlin Chen (“Mr. Chen”) on May 14, 2017, Mr. Chen requested that the Company’s board of directors (the “Board”) approve, for purposes of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") that Mr. Chen and Chariot Company (Cayman) Limited (“NHPEA”), an affiliate of North Haven Private Equity Asia IV, L.P., could discuss and enter into a consortium agreement with each other, and jointly submit a proposal with respect to the Transaction (as defined below) to the Company.

On August 22, 2017, upon the recommendation of the special committee of independent directors of the Company (the “Special Committee”), the Board, through a unanimous written consent in lieu of a special meeting, adopted resolutions that expressly permit the Reporting Persons and NHPEA to, among other things, discuss and enter into a consortium agreement with each other and jointly submit a proposal with respect to the Transaction to the Special Committee, and approved that none of the Reporting Persons and NHPEA shall be deemed an “interested stockholder” of the Company under Section 203 of the DGCL by reason of forming a buyer group or submitting a joint proposal.

On August 30, 2017, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”) with NHPEA, pursuant to which the these parties intend to cooperate in good faith to acquire all of the outstanding capital stock of the Company other than those shares beneficially owned by the Reporting Persons, through a going-private transaction (the “Transaction”).

On August 30, 2017, the Reporting Persons and NHPEA (collectively, the “Consortium”) submitted a preliminary, non-binding proposal letter (the “Proposal”) to the Board, which superseded and replaced in its entirety the prior proposal submitted by Mr. Chen to the Board on May 14, 2017. In the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Company (other than the shares of Common Stock which will be rolled over in connection with the Transaction) for $5.45 per share in cash. The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Company and (b) negotiate and execute definitive agreements with respect to the Transaction. In the Proposal, members of the Consortium also stated that they expect that the Special Committee will consider the Proposal and make a recommendation to the Board. Members of the Consortium will not move forward with the Transaction unless it is approved by the Special Committee, and the Transaction will be subject to a non-waivable condition requiring approval by majority shareholder vote of shareholders of the Company other than the Consortium members.

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References to the Consortium Agreement and the Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Consortium Agreement and the Proposal themselves, which are attached hereto as Exhibit 7.03 and Exhibit 7.04, respectively, and are incorporated by reference as if set forth in their entirety.

If the Transaction is carried out and consummated, the Common Stock of the Company will no longer be traded on the Nasdaq Capital Market and the registration of the Common Stock of the Company under Section 12 of the Act is expected to be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation on the part of the Company or the Consortium shall arise with respect to the proposed Transaction unless and until definitive agreements have been executed.

Except as indicated above, the Reporting Persons have no plans or proposals that relate to or would result in any other action specified in Item 4 on the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)–(b)   The following disclosure assumes that there are 31,644,004 shares of Common Stock outstanding as of August 10, 2017, as set forth in the Company’s Form 10-Q, filed on August 10, 2017.

The responses of each of the Reporting Persons to Rows (7) through (11) of the cover page of this Amendment No. 2 are incorporated herein by reference. In addition, pursuant to Section 13(d)(3) of the Act, Morgan Stanley and the Reporting Persons may, on the basis of the facts described elsewhere herein, be considered to be a “group“. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any of them is the beneficial owner of any of the [2,804] shares of Common Stock beneficially owned by Morgan Stanley for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No. 2.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding the following:

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

Consortium Agreement. The Consortium Agreement provides, among other things, for coordination in (i) performing due diligence, (ii) arranging financing, (iii) structuring and negotiating the Transaction and, if applicable, entering into definitive agreements with respect to the Transaction, and (iv) engaging advisors and sharing certain expenses. Upon a termination of the Consortium Agreement, the Consortium members will negotiate in good faith to extend its term.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.03:	Consortium Agreement by and between the Reporting Persons and NHPEA, dated as of August 30, 2017 (filed herewith)

Exhibit 7.04:	Proposal from the Consortium to the Board, dated as of August 30, 2017 (filed herewith).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2017

Mr. Hanlin Chen

/s/ Mr. Hanlin Chen

Ms. Liping Xie

/s/ Mr. Liping Xie

Wiselink Holdings Limited

By:	/s/ Mr. Hanlin Chen
Name:	Mr. Hanlin Chen
Title:	Director